FORM 11K

                      SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC  20549

                                 ANNUAL REPORT

   Pursuant to Section 15(d) of the Securities Exchange Act of 1934

                 For the fiscal year ended December 31, 1994

                          COMMISSION FILE NO. 0-12781

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                 CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

             B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                CULP, INC.
                101 SOUTH MAIN STREET
                P.O. BOX 2686
                HIGH POINT, NORTH CAROLINA 27261-2686

             There were no material changes in the Plan or the Investment Policy of the Plan. Culp, Inc. has made no profit sharing contributions during the past five years. The approximate number of employees participating in the Plan at December 31, 1994 was 2,072. The Retirement Committee administers the Plan, and its members are Franklin
   N. Saxon, Kenneth M. Ludwig and Robert G. Culp, III, all employees of Culp, Inc.

               Financial Statements and Exhibits.

             (a) Financial Statements. A list of all financial statements filed as part of this report, beginning on page 1, is set forth below:

             Financial Statement                     Page of Report

             Report of Independent Accountants                 1
             Statements of Net Assets Available                2
                  for Plan Benefits
             Statements of Changes in Net Assets               3
                  Available for Plan Benefits
                  Notes to Financial Statements                4

             (b)  Exhibits.  No exhibits are filed with this annual report.


                                  SIGNATURES





        Pursuant to the requirements of the Securities Exchange Act of 1934, the plan administrator has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                       CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN

                       By:  Culp, Inc. Plan Administrator

                       By:  The Culp, Inc. Retirement Committee

   Date:  March 29, 1995


                            Robert G. Culp, III



                            Franklin N. Saxon



                            Kenneth M. Ludwig

                               CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN


                                          FINANCIAL STATEMENTS AND

                                          SUPPLEMENTAL INFORMATION


                                   Years Ended December 31, 1994 and 1993




                                     INDEPENDENT AUDITORS' REPORT


To the Retirement Committee of the
Culp, Inc. Employees' Retirement Builder Plan
High Point, North Carolina


    We have audited the accompanying statements of net assets available for plan benefits of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1994 and 1993 and the related statements of changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1994. These financial statements are the responsibility of the Plan Administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Culp, Inc. Employees' Retirement Builder Plan as of December 31, 1994 and 1993 and the changes in net assets available for plan benefits for each of the years in the three year period ended December 31, 1994 in conformity with generally accepted accounting principles.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules presented on pages 13 through 16 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. The supplemental schedules on pages 13 and 14 are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplementary information for the years ended December 31, 1994, 1993 and 1992 have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated, in all material respects, in relation to the basic financial statements taken as a whole. The supplementary information for the years ended December 31, 1991, 1990 and 1989 was audited by us and our report dated February 24, 1992 expressed an unqualified opinion on such information in relation to the basic financial statements for those years taken as a whole. The supplementary information for the periods ended December 31, 1988 and prior were audited by other auditors whose report dated April 7, 1989 expressed an unqualified opinion on such information in relation to the basic financial statements for those periods taken as a whole.

(Signature of Dixon, Odom & Co., L.L.P.)

March 23, 1995

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 31, 1994 and 1993


ASSETS                                                      1994          1993
Cash and cash equivalents                               $         -    $   77,409
Investments                                              13,589,467    12,634,677
Receivables
  Employer contributions                                     69,747        51,635
  Employee contributions                                    166,447       122,010
  Accrued interest                                                -         2,846

                                          TOTAL ASSETS   13,825,661    12,888,577


LIABILITIES

Accounts payable                                             14,517        13,206

                                  NET ASSETS AVAILABLE
                                     FOR PLAN BENEFITS  $13,811,144   $12,875,371

See accompanying notes.                                       Page 2

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
Years Ended December 31, 1994, 1993 and 1992


                                                1994         1993         1992
ADDITIONS TO NET ASSETS
 ATTRIBUTED TO
  Investment income
    Interest                                 $   14,259   $   66,938    $  87,770
    Dividends                                   261,978      122,105       79,468
    Net appreciation (depreciation) in
     fair value of investments                 (979,242)   2,061,332      230,337
    Realized gain on sale of investments        167,092      111,902      159,466
                                              (535,913)    2,362,277      557,041

  Contributions
    Employer                                    773,080      596,836      585,130
    Employees                                 1,851,363    1,395,843    1,349,596

                            TOTAL ADDITIONS   2,088,530    4,354,956    2,491,767

DEDUCTIONS FROM NET
 ASSETS ATTRIBUTED TO
  Benefits paid to participants               1,074,390      926,870      549,742
  Insurance                                      11,353       13,748       15,564
  Trustee fees                                   67,014       68,921       40,059

                           TOTAL DEDUCTIONS   1,152,757    1,009,539      605,365

                               NET INCREASE     935,773    3,345,417    1,886,402

NET ASSETS AVAILABLE FOR
 PLAN BENEFITS
  Beginning of year                          12,875,371    9,529,954    7,643,552

                                END OF YEAR $13,811,144  $12,875,371   $9,529,954


See accompanying notes.                                    Page 3

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS



NOTE A - SIGNIFICANT ACCOUNTING POLICIES

Valuation of Investments

Investments in common trust funds are stated at fair value based on the values of the respective instruments held by each fund as determined by the quoted market prices on the last day of the plan year. Investments in common stocks are stated at fair value as determined by the quoted market prices on the last day of the plan year.

Allocated Insurance Contracts

Assets related to life insurance purchased through the Plan are excluded from plan assets.

Other

Purchases and sales of investments are reported on a trade date basis. Income from investments is reported as earned on the accrual basis.


NOTE B - DESCRIPTION OF PLAN

The following description of the Culp, Inc. Employees' Retirement Builder Plan provides only general information. Participants should refer to the summary plan description for a more complete description of the Plan's provisions.

General

The Plan is a defined contribution plan covering all full-time employees of Culp, Inc. (the Company) and its subsidiaries who have one year of service and are age twenty-one or older, except for hourly employees of Rossville
Mills  who are covered under  a union  benefit plan.   It  is subject  to the
provisions of  the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

The Plan was established in 1982 as a profit-sharing plan to which contributions determined by the Board of Directors of Culp, Inc. could be made on a discretionary basis. No profit-sharing contributions were made during 1994, 1993 or 1992.

In November 1986, the Plan was amended to include provisions for 401(k) contributions and several related investment options. Participants may contribute from 2% to 15% of their annual compensation as 401(k) contributions, not to exceed a base limit of $9,240 in 1994, $8,994 in 1993, and $8,728 in 1992. The Company makes a matching contribution equal to 50% of the participant's contribution up to the first 5% of annual compensation. Participants may elect to have contributions invested in 25% increments in a guaranteed insurance contract fund, a Culp, Inc. stock fund, a balanced fund, or a value fund.

          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
          NOTES TO FINANCIAL STATEMENTS



NOTE A - SIGNIFICANT ACCOUNTING POLICIES (Continued)

In addition to its contributions to the Plan, the Company paid administrative expenses on behalf of the Plan which totaled $21,941 for the year ended December 31, 1994, $15,128 for the year ended December 31, 1993, and $50,162 for the year ended December 31, 1992.


NOTE B - DESCRIPTION OF PLAN (Continued)

Participant Accounts

401(k) contributions are credited on a specific identification basis. Income of the respective funds is allocated based on participants' account balances. Upon retirement, death or termination, the participant or beneficiary may elect to receive either a lump sum amount equal to the vested portion of his account, or an annuity contract of equivalent value. Upon termination, life insurance coverage purchased through the Plan may be either converted to cash or transferred to the participant.

Vesting

Participants are immediately vested in their profit-sharing accounts and their 401(k) contributions, including the matching contributions from the Company and actual earnings thereon.


NOTE C - INVESTMENT FUNDS

The  following  information   summarizes  the  financial  condition  of  the
Plan  by fund  type  as  of December 31, 1994 and 1993:



December 31, 1994
                                                     Guaranteed
                                                      Insurance        Life
                                          Value        Contract      Insurance       Stock        Balanced
                                          Fund           Fund          Fund           Fund          Fund          Total
   ASSETS
     Investments                       $ 1,274,731   $  7,183,949   $         -   $ 2,421,213    $ 2,709,574   $13,589,467
     Receivables
       Employer contributions                7,200         34,722             -        12,947         14,878        69,747
       Employee contributions               18,634         79,619           964        31,760         35,470       166,447

                        TOTAL ASSETS     1,300,565      7,298,290           964     2,465,920      2,759,922    13,825,661

   LIABILITIES
     Accounts payable                        1,068          8,425           964         2,044          2,016        14,517

     NET ASSETS AVAILABLE
        FOR PLAN BENEFITS              $ 1,299,497   $  7,289,865   $         -   $ 2,463,876    $ 2,757,906   $13,811,144

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS



NOTE C - INVESTMENT FUNDS (Continued)



December 31, 1993
                                                   Guaranteed
                                                    Insurance        Life
                                                     Contract      Insurance       Stock        Balanced
                                                        Fund          Fund           Fund          Fund          Total
     ASSETS
        Cash and cash equivalents                  $       644    $         -   $    76,674    $        91   $    77,409
        Investments                                  7,779,322              -     2,371,250      2,484,105    12,634,677
        Receivables
          Employer contributions                        38,116              -         4,384          9,135        51,635
          Employee contributions                        86,775          1,081        10,483         23,671       122,010
          Accrued interest                                   -              -         2,846              -         2,846

                         TOTAL ASSETS                7,904,857          1,081     2,465,637      2,517,002    12,888,577

     LIABILITIES
        Accounts payable                                 7,455          1,081         2,298          2,372        13,206

                 NET ASSETS AVAILABLE
                    FOR PLAN BENEFITS              $ 7,897,402    $         -   $ 2,463,339    $ 2,514,630   $12,875,371

          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
          NOTES TO FINANCIAL STATEMENTS



          NOTE C - INVESTMENT FUNDS (Continued)

The following information summarizes the changes in net assets available for plan benefits by fund type for the years ended December 31, 1994, 1993 and 1992:


                                                                   Year Ended
December 31, 1994
                                                    Guaranteed
                                                     Insurance        Life
                                         Value        Contract      Insurance       Stock        Balanced
                                          Fund           Fund          Fund           Fund          Fund          Total
   ADDITIONS TO NET ASSETS
    ATTRIBUTED TO
     Investment income
       Interest                        $         -   $      8,456   $         -   $     5,629    $       174   $    14,259
       Dividends                            81,585              -             -        14,684        165,709       261,978
       Net appreciation (depreciation)
        in fair value of investments       (41,468)       123,857             -      (865,783)      (195,848)     (979,242)
       Realized gain (loss) on sale of
        investments                            116        241,046             -      (43,582)       (30,488)       167,092
                                            40,233        373,359             -     (889,052)       (60,453)     (535,913)

     Contributions
       Employer                             40,402        406,128             -       145,741        180,809       773,080
       Employees                           105,230        925,415        11,353       365,464        443,901     1,851,363

          TOTAL ADDITIONS                  185,865      1,704,902        11,353     (377,847)        564,257     2,088,530

   DEDUCTIONS FROM NET
    ASSETS ATTRIBUTED TO
     Benefits paid to participants           3,015        624,715             -       158,265        288,395     1,074,390
     Insurance                                   -              -        11,353             -              -        11,353
     Trustee fees                            2,937         39,774             -         9,542         14,761        67,014

         TOTAL DEDUCTIONS                    5,952        664,489        11,353       167,807        303,156     1,152,757

  NET INCREASE (DECREASE)                  179,913      1,040,413             -     (545,654)        261,101       935,773

   NET ASSETS AVAILABLE
    FOR PLAN BENEFITS
     Beginning of year                           -      7,897,402             -     2,463,339      2,514,630    12,875,371

     Fund transfers                      1,119,584    (1,647,950)             -       546,191       (17,825)             -

              END OF YEAR              $ 1,299,497   $  7,289,865   $         -   $ 2,463,876    $ 2,757,906   $13,811,144


          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
          NOTES TO FINANCIAL STATEMENTS



          NOTE C - INVESTMENT FUNDS (Continued)


                                                                   Year Ended December 31, 1993
                                              Guaranteed
                                               Insurance         Life
                                                Contract       Insurance        Stock         Balanced
                                                   Fund           Fund            Fund           Fund           Total
   ADDITIONS TO NET ASSETS
    ATTRIBUTED TO
     Investment income
       Interest                                  $    64,070     $         -    $     2,644     $       224    $    66,938
       Dividends                                           -               -         10,821         111,284        122,105
       Net appreciation in fair value of
        investments                                  304,949               -      1,648,817         107,566      2,061,332
       Realized gain on sale of investments           29,435               -         72,521           9,946        111,902
                                                     398,454               -      1,734,803         229,020      2,362,277

     Contributions
       Employer                                      420,798               -         56,927         119,111        596,836
       Employees                                     953,420          13,748        130,726         297,949      1,395,843

                    TOTAL ADDITIONS                1,772,672          13,748      1,922,456         646,080      4,354,956

   DEDUCTIONS FROM NET
    ASSETS ATTRIBUTED TO
     Benefits paid to participants                   649,474               -        164,599         112,797        926,870
     Insurance                                             -          13,748              -               -         13,748
     Trustee fees                                     46,574               -          8,415          13,932         68,921

                   TOTAL DEDUCTIONS                  696,048          13,748        173,014         126,729      1,009,539

                       NET INCREASE                1,076,624               -      1,749,442         519,351      3,345,417

   NET ASSETS AVAILABLE
    FOR PLAN BENEFITS
     Beginning of year                             6,781,347               -        847,417       1,901,190      9,529,954

     Fund transfers                                   39,431               -      (133,520)          94,089              -

                        END OF YEAR              $ 7,897,402     $         -    $ 2,463,339     $ 2,514,630    $12,875,371

          CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
          NOTES TO FINANCIAL STATEMENTS



          NOTE C - INVESTMENT FUNDS (Continued)


                                                                     Year Ended
December 31, 1992
                                                 Guaranteed
                                                 Insurance         Life
                                                  Contract       Insurance        Stock         Balanced
                                                     Fund           Fund            Fund           Fund           Total
   ADDITIONS TO NET ASSETS
    ATTRIBUTED TO
     Investment income
       Interest                                  $    84,028     $         -    $     3,443     $       299    $    87,770
       Dividends                                           -               -          6,043          73,425         79,468
       Net appreciation in fair value of
        investments                                  156,526               -          6,886          66,925        230,337
       Realized gain (loss) on sale of
        investments                                  152,544               -          8,507         (1,585)        159,466
                                                     393,098               -         24,879         139,064        557,041

     Contributions
       Employer                                      428,883               -         48,085         108,162        585,130
       Employees                                     966,370          15,564        107,603         260,059      1,349,596

                    TOTAL ADDITIONS                1,788,351          15,564        180,567         507,285      2,491,767

   DEDUCTIONS FROM NET
    ASSETS ATTRIBUTED TO
     Benefits paid to participants                   434,826               -         28,945          85,971        549,742
     Insurance                                             -          15,564              -               -         15,564
     Trustee fees                                     30,003               -          3,065           6,991         40,059

                   TOTAL DEDUCTIONS                  464,829          15,564         32,010          92,962        605,365

                       NET INCREASE                1,323,522               -        148,557         414,323      1,886,402

   NET ASSETS AVAILABLE
    FOR PLAN BENEFITS
     Beginning of year                             6,447,523               -        373,894         822,135      7,643,552

     Fund transfers                                (989,698)               -        324,966         664,732              -

                        END OF YEAR             $ 6,781,347     $         -    $   847,417     $ 1,901,190    $ 9,529,954


CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS



NOTE D - INVESTMENTS

Investments held by the Plan at December 31, 1994 and 1993 are summarized as follows:


                                                     December 31, 1994
                                                Units        Cost      Fair Value
     Value Fund

     First Union Funds Value Portfolio Trust     76,745    $1,316,199   $1,274,731

     Guaranteed Insurance Contract Fund

     Common trust fund - Money Market Stable
      Investment Fund                           529,790     7,060,347    7,183,949

     Stock Fund

     Culp, Inc. common stock                    245,785     3,286,742    2,421,213

     Balanced Fund

     First Union Funds Balanced Portfolio Trust 242,575     2,905,421    2,709,574
                                                          $14,568,709  $13,589,467


                                                       December 31, 1993
                                                Units        Cost        Fair
Value
     Guaranteed Insurance Contract Fund

     Common trust fund - Money Market Stable
      Investment Fund                           445,261    $7,317,848    7,779,322

     Stock Fund

     Culp, Inc. common stock                     94,850       637,292    2,371,250

     Balanced Fund

     First Union Funds Balanced Portfolio
      Trust                                     205,808     2,246,550    2,484,105

                                                          $10,201,690  $12,634,677


CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS



NOTE D - INVESTMENTS (Continued)

Realized gain on investments relates to the Plan's investments in guaranteed insurance contracts, common trust funds and common stock and is comprised of the following for each of the years in the three year period ended December 31, 1994:

                                        1994           1993          1992

     Aggregate proceeds               $13,927,199   $ 1,057,031    $6,463,290
     Aggregate cost                    13,760,107       945,129     6,303,824

                           NET GAIN   $   167,092   $   111,902    $  159,466

The cost of securities sold is determined based on average cost.

Net unrealized appreciation (depreciation) in fair value of investments for each of the years in the three year period ended December 31, 1994 is as follows:

                                  1994           1993          1992

     Common trust funds        $ (113,459)   $   412,514    $  223,451
     Common stocks               (865,783)     1,648,818         6,886

                               $ (979,242)   $ 2,061,332    $  230,337


NOTE E - ACCOUNTS OF TERMINATED PARTICIPANTS

Included in net assets available for plan benefits at December 31, 1994 and 1993 is $541,000 and $1,140,000, respectively, allocated to the accounts of persons who elected to withdraw from the plan or who were terminated but have not yet been paid.


NOTE F - TERMINATION PRIORITIES

While the Company expects to continue the Plan indefinitely, should the Plan be terminated, the net assets available for plan benefits at the termination date would be distributed to participants based on amounts which have been allocated to their respective accounts.

CULP, INC. EMPLOYEES' RETIREMENT BUILDER PLAN
NOTES TO FINANCIAL STATEMENTS



NOTE G - INCOME TAX STATUS

The Plan obtained its  last determination letter on  April 29, 1994, in which the Internal Revenue Service stated that the Plan, as then designed, constituted a qualified trust under Section 401(a) of the Internal Revenue
Code and is therefore exempt  from federal income taxes under  provisions of
Section 501.   The Plan has been  amended  since  receiving  the  determination
letter.    However, the  plan administrator and  the  Plan's tax  counsel believe that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, they believe that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

Except for a portion of the amounts paid as premiums for life insurance coverage, contributions are exempt from federal income taxes until they are distributed to the participants or their beneficiaries.